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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WILLIS LEASE FINANCE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

970646105
(CUSIP Number of Class of Securities)

Charles F. Willis, IV
Chairman of the Board and Chief Executive Officer
c/o Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998
(415) 408-4700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Stephen Schrader, Esq.
Edward J. Wes, Esq.
Perkins Coie, LLP
505 Howard Street, Suite 1000
San Francisco, California 94105
(415) 344-7000

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)

$8,000,000	$805.60

(1)
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to the aggregate purchase price of $8 million in value of the issuer's shares of common stock, $0.01 par value, at a per share price not less than $15.50 per share nor greater than $18.00 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $100.70 per $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Tender Offer Statement on Schedule TO relates to the offer by Willis Lease Finance Corporation, a Delaware Corporation (the "Company" or "WLFC"), to purchase for cash up to the aggregate purchase price not exceeding $8 million in value up to 516,129 shares of its common stock, $0.01 par value, at a per share price of not less than $15.50 nor greater than $18.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated November 17, 2015 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer"), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) The name of the issuer is Willis Lease Finance Corporation. The address and telephone number of the issuer's U.S. executive offices are c/o Willis Lease Finance Corporation, 773 San Marin Drive, Suite 2215, Novato, California 94998, (415) 408-4700. The Company's website address is www.willislease.com.

        (b) The subject securities are common stock, $0.01 par value of Willis Lease Finance Corporation. As of November 13, 2015 there were 8,200,545 shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

        (c) Information about the trading market and price of the shares set forth in the Offer to Purchase under the heading "Section 8—Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) The filing person to which this Schedule TO relates is Willis Lease Finance Corporation. The address and telephone number of Willis Lease Finance Corporation is set forth under Item 2(a) above. The names of the directors and executive officers are as set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer is c/o Willis Lease Finance Corporation, 773 San Marin Drive, Suite 2215, Novato, California 94998, (415) 408-4700.

Item 4.    Terms of the Transaction.

        (a) The material terms of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Purchase Price; Proration," "Section 2—Purpose of the Offer; Certain Effects of the Offer," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditional Tender of Shares," "Section 7—Conditions of the Offer," "Section 9—Source and Amount of Funds," "Section 10—Certain Information Concerning the Company," "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,"

"Section 14—Material U.S. Federal Income Tax Consequences" and "Section 15—Extension of the Offer; Termination; Amendment" are incorporated herein by reference.

        (b) Information regarding purchases from officers, directors and affiliates of the Company are set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e) The information set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (b) Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (c) Information about any plans or proposals set forth in the Offer to Purchase under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b) Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (d) Information regarding the funds to be borrowed set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a) The information set forth under the headings "Summary Term Sheet" and "Section 16—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)—(b) Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

        (a)(2) The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3) The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 12—Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

        (a)(5) None.

        (c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

        The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.    Exhibits.

Exhibit Number		Description
(a)(1)(A)		Offer to Purchase, dated November 17, 2015
(a)(1)(B)		Letter of Transmittal
(a)(1)(C)		Notice of Guaranteed Delivery
(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2015
(a)(1)(E)		Letter to Clients, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2015
(a)(2)		None
(a)(3)		Not applicable
(a)(4)		Not applicable
(a)(5)(A)	*	Press release announcing the Tender Offer, dated November 17, 2015
(a)(5)(B)		Email communication to employees, dated November 17, 2015
(b)	**
Second Amended and Restated Credit Agreement, dated as of June 4, 2014, among the Company, Union Bank, N.A., as administrative agent and security agent, and certain lenders and financial institutions named therein (incorporated by reference to Exhibit 10.16 to our report on Form 10-Q filed on August 11, 2014).

Exhibit Number	Description
(d)(1)	Form of Indemnification Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 1, 2010).
(d)(2)	1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 1, 2003 (incorporated by reference to Exhibit 99.1 from Form S-8 filed with the Commission on September 26, 2003)
(d)(3)	2007 Stock Incentive Plan (incorporated by reference to the Registrant's Proxy Statement for 2007 Annual Meeting of Stockholders filed on April 30, 2007).
(d)(4)	Amended and Restated Employment Agreement between Registrant and Charles F. Willis IV dated as of December 1, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 22, 2008).
(d)(5)	Employment Agreement between the Registrant and Donald A. Nunemaker dated November 21, 2000 (incorporated by reference to Exhibit 10.3 to our report on Form 10-K filed on April 2, 2001).
(d)(6)	Amendment to Employment Agreement between Registrant and Donald A. Nunemaker dated December 31, 2008 (incorporated by reference to Exhibit 10.6 to our report on Form 10-Q filed on May 9, 2011).
(d)(7)	Employment Agreement between the Registrant and Bradley S. Forsyth dated February 20, 2007 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 21, 2007).
(d)(8)	Amendment to Employment Agreement between Registrant and Bradley S. Forsyth dated December 31, 2008 (incorporated by reference to Exhibit 10.10 to our report on Form 10-Q filed on May 9, 2011).
(d)(9)	Employment Agreement between the Registrant and Dean M. Poulakidas dated March 31, 2013 (incorporated by reference to Exhibit 10.23 to Form 8-K filed on June 19, 2013).
(g)	None
(h)	None

*
Previously filed.

**
Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015	WILLIS LEASE FINANCE CORPORATION
	By:	/s/ CHARLES F. WILLIS, IV Charles F. Willis, IV Chief Executive Officer

 INDEX TO EXHIBITS

Exhibit Number		Description
(a)(1)(A)		Offer to Purchase, dated November 17, 2016
(a)(1)(B)		Letter of Transmittal
(a)(1)(C)		Notice of Guaranteed Delivery
(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2016
(a)(1)(E)		Letter to Clients, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2016
(a)(2)		None
(a)(3)		Not applicable
(a)(4)		Not applicable
(a)(5)(A)	*	Press release announcing the Tender Offer, dated November 17, 2016
(a)(5)(B)		Email communication to employees, dated November 17, 2016
(b)	**
Second Amended and Restated Credit Agreement, dated as of June 4, 2014, among the Company, Union Bank, N.A., as administrative agent and security agent, and certain lenders and financial institutions named therein (incorporated by reference to Exhibit 10.16 to our report on Form 10-Q filed on August 11, 2014).
(d)(1)		Form of Indemnification Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 1, 2010).
(d)(2)		1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 1, 2003 (incorporated by reference to Exhibit 99.1 from Form S-8 filed with the Commission on September 26, 2003)
(d)(3)		2007 Stock Incentive Plan (incorporated by reference to the Registrant's Proxy Statement for 2007 Annual Meeting of Stockholders filed on April 30, 2007).
(d)(4)		Amended and Restated Employment Agreement between Registrant and Charles F. Willis IV dated as of December 1, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 22, 2008).
(d)(5)		Employment Agreement between the Registrant and Donald A. Nunemaker dated November 21, 2000 (incorporated by reference to Exhibit 10.3 to our report on Form 10-K filed on April 2, 2001).
(d)(6)		Amendment to Employment Agreement between Registrant and Donald A. Nunemaker dated December 31, 2008 (incorporated by reference to Exhibit 10.6 to our report on Form 10-Q filed on May 9, 2011).
(d)(7)		Employment Agreement between the Registrant and Bradley S. Forsyth dated February 20, 2007 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 21, 2007).
(d)(8)		Amendment to Employment Agreement between Registrant and Bradley S. Forsyth dated December 31, 2008 (incorporated by reference to Exhibit 10.10 to our report on Form 10-Q filed on May 9, 2011).

Exhibit Number	Description
(d)(9)	Employment Agreement between the Registrant and Dean M. Poulakidas dated March 31, 2013 (incorporated by reference to Exhibit 10.23 to Form 8-K filed on June 19, 2013).
(g)	None
(h)	None

*
Previously filed.

**
Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS